Issuer Free Writing Prospectus
Filed Pursuant To Rule 433
Registration Statement No. 333-130681
March 9, 2006
CAPITALSOURCE FILES 2005 FORM 10-K
    Chevy Chase, MD, March 9 /PRNewswire-FirstCall/ -- CapitalSource Inc. (NYSE: CSE) announced today that it has filed its annual report on Form 10-K for the year ended December 31, 2005. The Form 10-K is available on the SEC’s website at (Please copy and paste the following URL into your browser: http://www.sec.gov/Archives/edgar/data/1241199/000095013306001095/w16788e10vk.htm.) CapitalSource also announced that it has filed a Current Report on Form 8-K containing a description of the material U.S. federal income tax considerations relating to the taxation of the company as a real estate investment trust for federal income tax purposes. This Form 8-K is available on the SEC’s website at (Please copy and paste the following URL into your browser: http://www.sec.gov/Archives/edgar/data/1241199/000095013306001083/w18322e8vk.htm.)
     CapitalSource has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about CapitalSource and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, CapitalSource, or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-876-8723 or emailing equity.syndicate@wachovia.com.
     About CapitalSource
     CapitalSource is a specialized commercial finance company operating as a REIT and offering asset-based, senior, cash flow and mezzanine financing to small and mid-sized borrowers through three focused lending businesses: Corporate Finance, Healthcare and Specialty Finance and Structured Finance. By offering a broad array of financial products, we had outstanding $9.2 billion in loan commitments as of December 31, 2005. Headquartered in Chevy Chase, MD, we have a network of 23 offices across the country, and have approximately 540 employees. Middle market lending involves a certain degree of credit risk which we believe will result in credit losses in our portfolio.